United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



--------------------------------------------------------------------------------

In the Matter of Exelon Corporation                 CERTIFICATE OF NOTIFICATION

File No. 70-9645

Public Utility Holding Company Act of 1935  (PUHCA)

--------------------------------------------------------------------------------

         Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon's Form U-1 Application-Declaration, as amended (the "Merger U-1") dated October 18, 2000 and the Commission's Order dated October 19, 2000. This certificate reports information concerning associate company services provided during the period from January 1, 2002 through June 30, 2002. Any capitalized terms used herein but not defined have the respective meanings given U-1 or in the Commission's Order.

See attached spreadsheet for:

1.       List of companies providing services;
2.       List of companies receiving services;
3.       A description of the type of services provided;
4.       The dollar amount of the services provided, by category;
5. A description of the method of charging for services, i.e., cost, or, if permitted, other than cost;
6. A reference to the agreement under which such services were provided and transfer charges were based.



                                    SIGNATURE

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 30, 2002
                                EXELON CORPORATION


                                By: /s/ Matthew F. Hilzinger
                                        Vice President and Corporate Controller

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------
Commonwealth Edison Company     Exelon Business Services Company        Facility Services            $ 182,006    Cost         AIA

Commonwealth Edison Company     Exelon Business Services Company        Fleet Services               $ 206,039    Cost         AIA

Commonwealth Edison Company     Exelon Business Services Company        Offsite Facility Rental
                                                                         Usage                       $  92,599    Cost         AIA

Commonwealth Edison Company     Exelon Business Services Company        PIC Payment Processing
                                                                        & Exceptions                 $   3,258    Cost         AIA

Commonwealth Edison Company     Exelon Business Services Company        Printing, mail,
                                                                        copying etc                  $ 478,062    Cost         AIA

Commonwealth Edison Company     Exelon Business Services Company        Support Services             $  34,741    Cost         AIA

Commonwealth Edison Company     Exelon Business Services Company        Support Services - EPS       $ 332,805    Cost         AIA

Commonwealth Edison Company     Exelon Enterprises Company, LLC         Facility Services            $   2,592    Cost         AIA

Commonwealth Edison Company     Exelon Enterprises Company, LLC         PIC Payment Processing
                                                                        & Exceptions                 $     112    Cost         AIA

Commonwealth Edison Company     Exelon Enterprises Company, LLC         Real Estate Services         $  11,345    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Central Mapping (Blueprints) $  84,098    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Energy Consulting Services   $ 190,673  Mkt. Rate      AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Engineering Consulting       $   1,833    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Engineering Services         $   9,471    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Equipment Maintenance       $3,778,476    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Equipment Metering          $2,713,263    Cost         AIA


                                                               1 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

Commonwealth Edison Company     Exelon Generation Company, LLC          Facility Services            $   3,210    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Fleet Services               $ 435,259    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Information Technology
                                                                        Services                     $ 144,819    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Legislative Services         $  61,917    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Offsite Facility Rental
                                                                        Usage                        $  15,870    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          PIC Payment Processing
                                                                        & Exceptions                 $       7    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Printing, mail, copying etc  $ 124,291    Cost         AIA

Commonwealth Edison Company     Exelon Generation Company, LLC          Real Estate Services         $  62,321    Cost         AIA

Commonwealth Edison Company     Exelon Thermal Holdings Inc.            Offsite Facility Rental
                                                                        Usage                        $   9,741    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Claims Services              $  93,748    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Communications Services      $ 351,079    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Financial Services           $ 100,979    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Fleet Services               $ 114,385    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Human Resources Services     $ 819,878    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Information Technology
                                                                        Services                     $ 721,618    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Marketing Services           $ 242,605    Cost         AIA



                                                               2 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

Commonwealth Edison Company     PECO Energy Company                     Real Estate Services         $ 100,001    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Supply / Purchasing
                                                                        Services                     $ 202,268    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Support Services -
                                                                        Executive                    $ 103,227    Cost         AIA

Commonwealth Edison Company     PECO Energy Company                     Training Services            $ 252,784    Cost         AIA
                                                                                                   -----------

Total                                                                                              $12,081,379
                                                                                                   ===========


Exelon Generation Company, LLC  AmerGen Energy Company                  1. Provide AmerGen with
                                                                        operational and back-office
                                                                        support                    $22,379,295    Cost    SEC Order

Exelon Generation Company, LLC  ComEd - Energy Delivery                 Zion U-1 and U-2
                                                                        Synchronous Condensers     $   538,362    Cost    SEC Order

Exelon Generation Company, LLC  PED - Energy Delivery                   Operation and Maintenance
                                                                        of 25 cycle Frequency
                                                                        Converters                  $1,855,880    Cost    SEC Order

Exelon Generation Company, LLC  PED - Energy Delivery                   Mechanical Services
                                                                         - Fabrication and
                                                                        carpentry. Oregon Shops      $ 186,391    Cost    SEC Order
                                                                                                   -----------
Exelon Generation Company, LLC  Total                                                              $24,959,927
                                                                                                   ===========


PECO Energy Company             Exelon Business Services Company        Purchase / Lease /
                                                                        Maintain Vehicles             $ 27,267    Cost         MSA

PECO Energy Company             Exelon Business Services Company        Real Estate Purchase
                                                                        & Lease Trans              $ 1,189,854    Cost         MSA

PECO Energy Company             Exelon Business Services Company        Purchase of Materials
                                                                         / Logistics                     $ 478    Cost         MSA

PECO Energy Company             Exelon Corporate Center                 Purchase / Lease /
                                                                        Maintain Vehicles             $ 13,766    Cost         MSA


                                                               3 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

PECO Energy Company             Exelon Corporate Center                 Purchase of Materials
                                                                        / Logistics                  $ 117,504    Cost         MSA

PECO Energy Company             Exelon Corporate Center                 Real Estate Purchase
                                                                        & Lease Trans                $ 137,663    Cost         MSA

PECO Energy Company             Exelon Corporate Center                 Exelon Performance
                                                                        Systems                      $ 105,236    Cost         MSA

PECO Energy Company             Exelon Enterprises Company, LLC         Purchase of Materials
                                                                        / Logistics                  $ 495,369    Cost         MSA

PECO Energy Company             Exelon Enterprises Company, LLC         Purchase / Lease /
                                                                        Maintain Vehicles             $ 20,533    Cost         MSA

PECO Energy Company             Exelon Enterprises Company, LLC         Real Estate Purchase
                                                                        & Lease Trans                $ 276,451    Cost         MSA

PECO Energy Company             Exelon Generation Company               Purchase of Materials
                                                                        / Logistics                   $ 68,479    Cost         MSA

PECO Energy Company             Exelon Generation Company               Purchase / Lease /
                                                                        Maintain Vehicles            $ 325,186    Cost         MSA

PECO Energy Company             Exelon Generation Company               Environmental & Lab
                                                                        Services                      $ 29,680    Cost         MSA

PECO Energy Company             Exelon Generation Company               Real Estate Purchase
                                                                        & Lease Trans                $ 222,969    Cost         MSA

PECO Energy Company             Exelon Generation Company               Technical Support            $ 172,664    Cost         MSA

PECO Energy Company             Exelon Generation Company               Claims Processing             $ 49,322    Cost         MSA

PECO Energy Company             Exelon Generation Company               Temporary CFO Support         $ 67,237    Cost         MSA

PECO Energy Company             Exelon Generation Company               Legislative Services           $ 3,314    Cost         MSA

PECO Energy Company             Exelon Generation Company               IT Services - real
                                                                        time support                  $ 15,340    Cost         MSA

PECO Energy Company             Exelon Generation Company               TM Consulting Services        $ 11,652    Cost         MSA



                                                               4 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

PECO Energy Company             Commonwealth Edison Company             Environmental & Lab
                                                                        Services                     $ 113,691    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Training & Methods            $ 86,173    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Purchase of Materials
                                                                        / Logistics                $ 1,856,852    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Purchase / Lease /
                                                                        Maintain Vehicles            $ 213,382    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Financial Services           $ 289,912    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Claims Processing             $ 85,881    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Communication services       $ 182,109    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Human Resources and
                                                                        Labor Relations Services     $ 401,856    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             IT Services - Shared
                                                                        services                     $ 993,971    Cost         MSA

PECO Energy Company             Commonwealth Edison Company             Energy Acquisition
                                                                        Services - Electric
                                                                        and gas choice.               $ 28,307    Cost         MSA
                                                                                                   -----------

PECO Energy Company             Total                                                              $ 7,602,098
                                                                                                   ===========



Exelon Thermal Technologies Inc.  Northwind Midway LLC                  Administrative and general     $ 2,663   Market        (a)

Exelon Thermal Technologies Inc.  Northwind Midway LLC                  Plant operators              $ 292,600   Market        (a)

Exelon Thermal Technologies Inc.  Northwind Chicago LLC                 District cooling             $ 510,000   Market        (b)

Exelon Thermal Technologies Inc.  Northwind Chicago LLC                 Administrative and general     $ 3,450   Market        (c)


                                                               5 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

Exelon Thermal Technologies Inc.  Northwind Chicago LLC                 Plant operators              $ 244,850   Market        (c)

Exelon Thermal Technologies Inc.  Northwind Aladdin                     Administrative and General     $ 5,285   Market        (d)

Exelon Thermal Technologies Inc.  Northwind Windsor LLC                 Administrative and general       $ 175   Market        (e)
                                                                                                   -----------

Exelon Thermal Technologies Inc.  Total                                                            $ 1,053,563
                                                                                                   ===========

(a) Management Services Agreement between Unicom Thermal Technologies Inc. and Northwind Midway, LLC dated June 25, 1999. SEC Order - Rule 87.

(b) District Cooling System Use Agreement between Unicom Thermal Technologies, Inc. and Northwind Chicago LLC dated May 19, 2000. SEC Order - Rule 87.

(c) Management Services Agreement between Unicom Thermal Technologies Inc. and Northwind Chicago LLC dated May 19, 2000. SEC Order - Rule 87.

(d) Management Services Agreement between Unicom Thermal Development Inc. and Exelon Thermal Technologies Inc. dated March 1, 2001. SEC Order. SEC Order - Rule 87.

(e) Management Services Agreement between Unicom Thermal Technologies Inc., a New Brunswick corporation, and Northwind Windsor LLC dated September 1, 1997. SEC Order - Rule 87.


Northwind Chicago LLC             Exelon Thermal Technologies Inc.      Chilled water              $ 3,717,626   Market        (a)
                                                                                                   ===========

(a) Chilled Water Service Agreement between Northwind Chicago LLC and Exelon Thermal Technologies Inc. (formerly Unicom Thermal Technologies Inc.). SEC Order - Rule 87.

Blair Park Services Inc.          PECO Hyperion Telecommunications      Infrastructure services      $ 789,407   Market        (a)
                                                                                                   ===========

(a) Purchase Order No. 01026797 to Blair Park Services, Inc., commencing November 1, 1999. SEC Order - Rule 87.

Infrasource Integrated Services, Inc.       PECO Energy Company         Construction services      $13,302,192   Market  (a) (b) (c)

Infrasource Integrated Services, Inc.       GENCO                       Construction services         $ 38,211   Market        (d)
                                                                                                   -----------
Infrasource Integrated Services, Inc.       Total                                                  $13,340,403
                                                                                                   ===========


                                                               6 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

(a) Electric and Gas Supply Operating Agreement between Exelon Infrastructure Services of PA, Inc., and PECO Energy Company, dated October 1, 1999. SEC Order and MSA.

(b) Outdoor Lighting Services Operating Agreement between Exelon Infrastructure Services of PA, Inc. and PECO Energy Company, dated September 23, 1999. SEC Order and MSA.

(c) Aerial Pole Attachment Process Operating Agreement between PECO Energy Distribution Company and Exelon Infrastructure Services, dated November 1, 1999. SEC Order and MSA.

(d)  Purchase Order No. 01037593 with GENCO. SEC Order.

VSI Group Inc.                    PECO Energy Company                      Transfer work and meter
                                                                           reading                 $16,586,841   Market        (a)

(a) Purchase Order No. 01014646 from PECO Energy Co. to VSI Group, commencing May 1, 1998. SEC Order and MSA.

M.J. Electric, Inc.               Commonwealth Edison Company              Electrical maintenance
                                                                            services               $13,271,501   Market        (a)

M.J. Electric, Inc.               Midwest Mechanical - Exelon Enterprises  Electrical maintenance
                                                                            services               $ 1,468,726   Market        (b)
                                                                                                   -----------
M.J. Electric, Inc.               Total                                                            $14,740,227
                                                                                                   ===========

(a) Contracts for continuing electrical maintenance services from March 1999 through June 2001. SEC order and AIA.

(b) Purchase Order No. 12512001-1251200111, initiated February 13, 2002 for engineering work. SEC Order and Rule 87.

Exelon Thermal Development Inc.   Northwind Aladdin LLC                 Administrative and general      $ 3,200   Market        (a)

Exelon Thermal Development Inc.   Northwind Aladdin LLC                 Plant operators               $ 180,870    Cost         (a)

Exelon Thermal Development Inc.   Northwind Las Vegas LLC               Administrative and general        $ 633    Cost         (b)

Exelon Thermal Development Inc.   Northwind Windsor LLC                 Administrative and general      $ 6,255    Cost         (c)

Exelon Thermal Development Inc.   Exelon Thermal Technologies Inc.      Administrative and general     $ 10,630   Market        (d)

Exelon Thermal Development Inc.   Unicom Power Holdings inc.            Office rent                     $ 5,814    Cost         (e)
                                                                                                      ---------


                                                               7 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

Exelon Thermal Development Inc.   Total                                                               $ 207,402
                                                                                                      =========

(a) Management Services Agreement between Unicom Thermal Development Inc. and Northwind Aladdin LLC dated January 1, 2001. SEC Order and Rule 87.

(b) Management Services Agreement between Unicom Thermal Development Inc. and Northwind Las Vegas LLC dated January 1, 2001. SEC Order and Rule 87.

(c) Management Services Agreement between Unicom Thermal Technologies Inc., a New Brunswick corporation, and Northwind Windsor LLC dated September 1, 1997. SEC Order and Rule 87.

(d) Management Services Agreement between Unicom Thermal Development Inc. and Exelon Thermal Technologies Inc. dated March 1, 2001. SEC Order and Rule 87.

(e) Office Rent Affiliate Level Arrangement between Unicom Thermal Development Inc. and Unicom Power Holdings Inc. SEC Order and Rule 87.

Exelon Enterprises Company, LLC.  Exelon Capital Partners, Inc.         Administrative and general    $ 93,797    Cost         (a)

Exelon Enterprises Company, LLC.  Exelon Services Inc.                  Administrative and general   $ 198,224    Cost         (a)

Exelon Enterprises Company, LLC.  Infrasource, Inc.                     Administrative and general    $ 68,050    Cost         (a)

Exelon Enterprises Company, LLC.  Unicom Thermal Development Inc.       Administrative and general   $ 394,210    Cost         (a)
                                                                                                    ----------

Exelon Enterprises Company, LLC.  Total                                                              $ 754,281
                                                                                                    ==========

(a) SEC Order and Rule 87.

Exelon Services, Inc              Exelon Enterprises                    Facility Expenses             $ 40,278    Cost         (a)

Exelon Services, Inc              Exelon Energy                         Facility Expenses            $ 177,261    Cost         (b)

Exelon Services, Inc.             Commonwealth Edison Company           Governmental Pass Through
                                                                        - Energy Management.       $ 3,100,713   Market        (c)

Exelon Services, Inc.             Commonwealth Edison Company           Installation of
                                                                        security systems.            $ 209,943   Market        (d)



                                                               8 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

Exelon Services, Inc.             Exelon Power                          Installation of
                                                                        Security System              $ 218,250   Market        (e)

Exelon Services, Inc.             Exelon Generation Company, LLC        Installation of
                                                                        security systems.            $ 107,400   Market        (f)

Exelon Services, Inc.             PECO Energy Co                        Badging Supplies
                                                                        (Material)                     $ 6,189   Market        (g)

Exelon Services, Inc.             Mueller Energy Services, Inc.         Residential Gas Line
                                                                        installation                  $ 11,231   Market        (h)

Exelon Services , Inc             Commonwealth Edison                   Maintenance and Construction
                                                                        Services                      $ 82,997   Market        (I)

Exelon Services, Inc.             Exelon Generation Company, LLC        Construction Services        $ 136,400   Market        (j)

Exelon Services, Inc.             Exelon Thermal Technologies Inc.      Installation of environmental
                                                                        equipment.                 $ 2,940,023   Market        (k)

Exelon Services, Inc.             Amer Gen Energy LLC - Clinton Plant   Maintenance &
                                                                        Construction Service          $ 32,838   Market        (l)
                                                                                                   -----------
Total                                                                                              $ 7,063,522
                                                                                                   ===========

(a) Facility Expense paid by Services allocated to Enterprise. SEC Order and Rule 87.

(b)      Facility Expense Paid by Services Allocated to Energy. SEC Order and
         Rule 87.

(c) Energy Management Services Agreement between Exelon Services, Inc. (formerly Unicom Energy Services Inc.) dba Federal Group and Commonwealth Edison Company dated December 29, 1998. SEC and AIA.

(d) Services and Materials Agreement between Commonwealth Edison Company and Exelon Services, Inc. (formerly Access Systems, Inc.), dated March 6, 2000. SEC and AIA.

(e) Services and Materials Agreement between Exelon Power and Exelon Services (dba Integrated Technology Group) Contract # 010384842 SEC Order and Rule 87.

(f) Services and Materials Agreement between Exelon Business Services , Inc and Exelon Services (dba Integrated Technology Group) Contract # 00107876 SEC order.

(g) Email Order from James Netzer - PECO and Exelon Services, Inc (dba Integrated Technology Group) SEC Order and MSA.

(h) Project Agreement between Exelon Services, Inc. (dba Rieck Services) and Mueller Energy Service - SEC Order and Rule 87.

(i) Project Agreement between Exelon Services (dba Midwest Mechanical) and Jones Lang LaSalle (agent for Commonwealth Edison Company) dated December 2, 2000. SEC and AIA.

(j) Purchase Order 00018493 dated October 25, 2000, and Contract # 24910. SEC Order.

(k) Purchase Order 5927 and Turnkey Construction Agreement between Exelon Thermal Technologies Inc. and Exelon Services Inc. (dba Midwest Mechanical) dated June 4, 2001. SEC Order and Rule 87.


                                                               9 of 10

              Exelon Corporation - Rule 24 Certificate - Associated Company Transactions - Date filed: August 30, 2002
              --------------------------------------------------------------------------------------------------------
   Company                         Company                                                            Dollar  Transfer
  Providing                       Receiving                               Description                 Amount    Price    Controlling
  Services                        Services                                Of Services             Of Services  Standard    Agreement
  --------                        --------                                -----------             -----------  --------    ---------

(l) Project Agreement between Exelon Services, Inc (dba Midwest Mechanical) as Amer Gen Energy LLC- Clinton plant SEC Order



                 Acronyms
AIA          Affiliated Interests Agreement (Transactions between ComEd and associates)
SEC Order    Order dated October 19, 2000 approving the merger and other associate matters.
MSA          Mutual Services Agreement (Services between PECO and associates)









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